UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Rapid7, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

753422 10 4

(CUSIP Number)

Bain Capital Venture Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 753422 10 4	Page 2 of 7

1	Names of Reporting Persons Bain Capital Venture Fund 2007, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,841,509 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,841,509 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,841,509 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.3%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 3 of 7

1	Names of Reporting Persons BCIP Venture Associates
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 830,820 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 830,820 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 830,820 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 4 of 7

1	Names of Reporting Persons BCIP Venture Associates-B
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,384 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,384 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,384 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.01%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 5 of 7

This Amendment No. 2 to Schedule 13D relates to common stock, $0.01 par value per share (the “Common Stock”), of Rapid7, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Bain Capital Venture Investors, LLC relating to the Common Stock on August 3, 2015 (the “Initial Statement”, as amended by Amendment No. 1 filed June 7, 2017, and, as amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to them in the Initial Statement.

Item 2. Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed jointly by each of the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership (“BCVF”), BCIP Venture Associates, a Delaware partnership (“BCIPVA”), and BCIP Venture Associates-B, a Delaware partnership (“BCIPVB”).

Bain Capital Venture Partners 2007, L.P., a Delaware limited partnership (“BCVP”), is the general partner of BCVF. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of BCVP.

Boylston Coinvestors, LLC, a Delaware limited liability company, is the managing partner of BCIPVA and VCIPVB.

The governance, investment strategy and decision-making process with respect to the investments held by all of the Reporting Persons is directed by the Executive Committee of BCVI. The Executive Committee of BCVI consists of Michael A. Krupka and Ajay Agarwal. As a result, BCVI and Messrs. Krupka and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by all of the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 16, 2017, a copy of which is filed with this Schedule 13D as an exhibit, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission under Section 13 of the Act.

(b) The principal business address of each of the Reporting Persons, BCVP, BCVI and Messrs. Krupka and Agarwal is c/o Bain Capital Venture Investors, LLC, 200 Clarendon Street, Boston, Massachusetts 02116.

(c) The Reporting Persons, BCVP and BCVI are principally engaged in the business of investment in securities. Messrs. Krupka and Agarwal are Managing Directors of BCVI.

(d) During the last five years, none of the Reporting Persons, BCVP, BCVI or Messrs. Krupka or Agarwal have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCVP, BCVI or Messrs. Krupka or Agarwal have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons, BCVP and BCVI are organized under the laws of the State of Delaware. Messrs. Krupka and Agarwal are citizens of the United States.

13D

CUSIP No. 753422 10 4	Page 6 of 7

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

(a) – (c) The information contained on the cover pages and Item 2 of this Schedule 13D is hereby incorporated herein by reference. The following disclosure assumes that there are 43,881,140 shares of Common Stock issued and outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 8, 2017.

On November 13, 2017, BCVF sold 785,414 shares of Common Stock, BCIPVA sold 111,707 shares of Common Stock and BCIPVB sold 1,396 shares of Common Stock. The shares were sold pursuant to Rule 144 at a price of $18.30 per share.

After giving effect to the transactions described above, BCVF holds 5,841,509 shares of Common Stock, representing 13.3% of the shares of Common Stock outstanding, BCIPVA holds 830,820 shares of Common Stock, representing 1.9% of the shares of Common Stock outstanding, and BCIPVB holds 10,384 shares of Common Stock, representing less than 0.1% of the shares of Common Stock outstanding.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

13D

CUSIP No. 753422 10 4	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2017

BAIN CAPITAL VENTURE FUND 2007, L.P.

By:	Bain Capital Venture Partners 2007, L.P., its general partner

By:	Bain Capital Venture Investors, LLC, its general partner

BCIP VENTURE ASSOCIATES

By:	Boylston Coinvestors, LLC, its managing partner

BCIP VENTURE ASSOCIATES-B

By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Authorized Signatory

AGREEMENT REGARDING THE JOINT FILING OF

AMENDMENT NO. 2 TO SCHEDULE 13D

The undersigned being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment No. 2 Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule (including amendments thereto) jointly on behalf of each such party.

Dated: November 16, 2017

BAIN CAPITAL VENTURE FUND 2007, L.P.

By:	Bain Capital Venture Partners 2007, L.P., its general partner

By:	Bain Capital Venture Investors, LLC, its general partner

BCIP VENTURE ASSOCIATES

By:	Boylston Coinvestors, LLC, its managing partner

BCIP VENTURE ASSOCIATES-B

By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Authorized Signatory